Exhibit 99.18

CONSENT OF EXPERT

To:

Baja Mining Corp., (the “Company”)

I, Eric Norton, P.Eng, do hereby consent to the filing of the written disclosure of the technical reports titled, “An Updated Preliminary Assessment of El Boleo Copper-Cobalt Project” dated January 31, 2007 and “El Boleo Project Feasibility Study Summary Report”  of the El Boleo Project located in Santa Rosalia, Baja California Sur, Mexico and dated July 11, 2007 (the “Technical Reports”) and any extracts from or a summary of the Technical Reports in the Registration Statement on Form 40-F dated March 20, 2008 (the “Registration”) of the Company, and to the filing of the Technical Reports with the United States Securities and Exchange Commission.

I also consent to the use of my name in the Registration Statement.

Dated this 20th day of March, 2008.

By:/s/ Eric Norton__ ________________